DELL INTERNATIONAL L.L.C.

EMC CORPORATION

One Dell Way

Round Rock, Texas 78682

August 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mariam Mansaray

Matthew Crispino

Re:	Dell International L.L.C.

EMC Corporation

Registration Statement on Form S-4

File No. 333-273999

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dell International L.L.C. (“Dell International”), EMC Corporation (“EMC” and together with Dell International, the “Issuers”) and the additional registrants listed in the captioned registration statement (together with the Issuers, the “Registrants”) hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on August 29, 2023, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Hui Lin at (212) 455-7862 of Simpson Thacher & Bartlett LLP or Jessica Asrat at (212) 455-3126 of Simpson Thacher & Bartlett LLP.

Very truly yours,

DELL INTERNATIONAL L.L.C.

By:	/s/ Christopher Garcia
Name:	Christopher Garcia
Title:	Assistant Secretary and Senior Vice President

EMC CORPORATION

By:	/s/ Christopher Garcia
Name:	Christopher Garcia
Title:	Assistant Secretary and Senior Vice President

[Signature Page to Acceleration Request]